Exhibit 99.5

NICE and RapidSOS Enter into Strategic Partnership to Deliver Data-Driven Incident Reconstruction and Insights to 911 Centers

NICE partners with RapidSOS to provide Emergency Communication Centers with a single system of record for RapidSOS data and intelligent dashboards to measure performance

Hoboken, N.J., July 22, 2021 – NICE (Nasdaq: NICE) and RapidSOS today announced that the two companies have entered into a strategic partnership to deliver data-driven incident reconstruction and insights to 911 emergency communication centers (ECCs). As a RapidSOS Ready partner, NICE has integrated its NICE Inform Elite solution with the RapidSOS emergency response data platform and deployed the integrated solution at multiple 911 centers. The integrated solution enhances the value of RapidSOS by providing a means for 911 centers to capture, store and analyze RapidSOS data.

Offered as a complementary solution to Emergency Communications Centers (ECCs), RapidSOS’s emergency response data platform links life-saving data from 350M+ connected devices, apps, and profiles, to over 5,000 ECCs, streamlining incident handling for over 150 million emergencies annually. However, after incidents occur, the focus invariably shifts to understanding what happened and why, for evidentiary purposes and for performance improvement. Answers to these questions can be found in data, but today this data resides in a myriad of systems.

Through its partnership with RapidSOS and its NICE Inform Elite integration with other systems (Computer Aided Dispatch, 911 telephony, radio, QA, recording), NICE provides ECCs with:
•A single system of record and repository for all types of incident information, including 911 calls, radio, text to 911, workstation screens and now data from the RapidSOS platform. With the RapidSOS partnership, a supervisor is able to visually search for captured emergency calls on a map based on their precise location, view comprehensive incident timelines, and even visualize the movement of 911 callers, while simultaneously listening to calls.
•Intelligent performance dashboards that automatically aggregate and analyze all types of incident information, including data from the RapidSOS Platform, to help ECCs understand what’s happening in the ECC in real-time, and who or what is or isn’t performing, and why. Supervisors can evaluate how effectively telecommunicators are using RapidSOS data to deliver life-saving services and emergency response. For example, the dashboards highlight how long it’s taking to answer, enter, and dispatch calls, and how much time is elapsing before first responders arrive on the scene. Having access to this information, ECCs can train and coach telecommunicators, and refine processes as needed.

Chris Wooten, Executive Vice President, NICE, stated, “Just as RapidSOS is bringing innovation to emergency response, NICE is digitally transforming how ECCs collect, manage and make sense of incident data. We’re excited to partner with RapidSOS to provide data-driven insights to 911 centers to help them deliver the highest levels of service to citizens.”

Karin Marquez, Senior Director of Public Safety, RapidSOS, stated, “As ECCs move into a next-gen world, technology is opening up new avenues for accessing and sharing data. As we discover new ways to leverage data to improve emergency response, we’re also looking forward to partnering with NICE to create more value for our mutual customers and enable them to benefit from RapidSOS data in other ways.”

NICE and RapidSOS will be showcasing their integrated solution at the upcoming National Emergency Number Association (NENA) conference, July 24-29 in Columbus, Ohio in the NICE and RapidSOS booths (1701 and 1823, respectively).

To learn more:
•Visit the NICE website by clicking here.
•Email PSInfo@NICE.com for more information.
•Register to attend a webinar on August 3: Rethinking 911 Emergency Response & Incident Reconstruction.

About RapidSOS
In partnership with public safety, RapidSOS has created the world’s first emergency response data platform that securely links life-saving data from 350M+ connected devices directly to emergency and services and first responders. Through the platform, RapidSOS provides intelligent data that supports over 5,000 Emergency Communications Centers worldwide, across 150 million emergencies annually. Together with innovative companies certified as RapidSOS Ready, RapidSOS is supporting first responders in saving millions of lives annually. Companies become RapidSOS Ready when they integrate their data with 911 through the RapidSOS emergency response data platform. To learn more about RapidSOS’ technology that’s protecting lives, visit www.rapidsos.com.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate and NICE Justice) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.